EXHIBIT 99.1

Quantum BioPharma Signs Agreement to Manufacture Oral Drug Formulation of its Potential Breakthrough Drug Lucid-21-302 (Lucid-MS) for Use in its Upcoming Phase 2 Multiple Sclerosis Trial

TORONTO, Aug. 11, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (Upstream: QNTM) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to innovative therapies for neurodegenerative disorders, today announces through its subsidiary, Huge Biopharma Australia Pty Ltd., that it has signed an agreement with a leading contract development and manufacturing organization (CDMO) to manufacture an oral drug formulation of Lucid-MS. The oral formulation of Lucid-MS will serve as the drug product for the Company’s Phase 2 clinical trial, which will test the efficacy on humans of Lucid-MS as a possible treatment for people to gain back mobility lost with multiple sclerosis (MS). To date numerous animal models over the past decade showed Lucid-MS helped those animals regain their ability to walk. Videos can be seen at https://www.quantumbiopharma.com/lucid-ms.

Lucid-MS is a first-in-class, non-immunomodulatory, neuroprotective compound with a unique mechanism of action for the treatment of MS. It is a patented New Chemical Entity (NCE) that has been shown in preclinical models to prevent demyelination, which is a hallmark of MS and other neurogenerative diseases and is characterized by damage to the myelin sheath surrounding nerve fibers.

“We are pleased to announce that we have signed this agreement with a leading CDMO to develop and manufacture an oral formulation of Lucid-MS. This marks an important step in the clinical development of Lucid-MS as we prepare the Investigational New Drug (IND) application with the FDA and prepare for our upcoming Phase 2 trial of Lucid-21-302 in MS,” said Dr. Andrzej Chruscinski, Vice-President, Scientific and Clinical Affairs at Quantum Biopharma.

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Unbuzzd Wellness Inc. (formerly Celly Nutrition Corp.), led by industry veterans. Quantum BioPharma retains ownership of 20.11% (as of March 31, 2025) of Unbuzzd Wellness Inc. The agreement with Unbuzzd Wellness Inc. also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

For more information on Quantum BioPharma, please visit www.quantumbiopharma.com.

Forward-Looking Information

This press release contains certain “forward-looking statements” within the meaning of applicable Canadian securities law. Forward-looking statements are frequently characterized by words such as “plan,” “continue,” “expect,” “project,” “intend,” “believe,” “anticipate,” “estimate,” “may,” “will,” “potential,” “proposed” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements include the Company’s belief that its investment in GameStop represents a strategic opportunity and its expectation of a potential increase in GameStop’s stock price. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this press release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors, including the risk that the GameStop stock price may not increase as anticipated, that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, which can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Investor Relations: IR@QuantumBioPharma.com
General Inquiries: info@QuantumBioPharma.com